FOR IMMEDIATE RELEASE

        NEWS RELEASE

FINAL CLOSING OF PRIVATE PLACEMENT

Vancouver, Canada, December 22nd, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) wishes to announce that, further to the Company’s News Releases dated November 17th and December 4th, 2009 the Company has completed its private placement and has closed on an additional tranche of subscription agreements totalling 1,496,300 Flow-Through Units and 10,897,571 Ordinary Units for additional proceeds of $2,221,298.  For the entire private placement, a total of 3,876,300 Flow-Through Units and 10,897,571 Ordinary Units were issued for gross proceeds of $2,721,098.

The Flow-Through Units were issued at a price of $0.21 per unit.  Each Flow-Through Unit consists of one common share of the Company and one-half of a share purchase warrant.  Each whole warrant will be exercisable into one common share at a price of $0.28 per common share for a period of 18 months from closing, expiring on June 22, 2011.  The Ordinary Units were issued at a price of $0.175 per unit.  Each Ordinary Unit consists of one common share of the Company and one share purchase warrant.  Each warrant will be exercisable into one common share at a price of $0.28 per common share for a period of 24 months from closing, expiring on December 22, 2011.

Company Insiders subscribed to a total of 906,300 Flow-Through Units and 84,000 Ordinary Units in connection with the private placement.  The proceeds from the unit offerings will be utilized for qualified uranium exploration expenditures in Canada and general corporate purposes.  In connection with the second tranche of the private placement, Finder’s Fees of $18,695 cash and 100,929 warrants were paid.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$60 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has undertaken to provide the Company C$11 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. Exploration recently commenced on the Poplar Project with Chinese mining partner East Resources Inc., comprising a potential 100,000 metres of drill testing. In addition, Canadian explorer Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

News Release

December 22nd, 2009